Exhibit 12.1

CHARTER COMMUNICATIONS HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Year Ended December 31,
	2006	2005	2004

Earnings
Loss from operations before Income Taxes and
Cumulative Effect of Accounting Change	$(1,104)	$(830)	$(3,614)
Fixed Charges	1,818	1,746	1,625

Total Earnings	$714	$916	$(1,989)

Fixed Charges
Interest Expense	$1,779	$1,696	$1,576
Amortization of Debt Costs	32	43	42
Interest Element of Rentals	7	7	7

Total Fixed Charges	$1,818	$1,746	$1,625

Ratio of Earnings to Fixed Charges (1)	-	-	-

(1) Earnings for the years ended December 31, 2006, 2005, and 2004 were insufficient to cover fixed charges by $1,104, $830, and $3,614, respectively. As a result of such deficiencies, the ratios are not presented above.